SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                -----------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          Astoria Financial Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    046265104
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                                 (CUSIP Number)

                                December 31, 2000
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             (Date of Event which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which the
Schedule is filed:

         |X| Rule 13d-1(b)
         |_| Rule 13d-1(c)
         |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 046265104               13G           Page 2 of 6 Pages
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1          NAME OF REPORTING PERSON
           SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Astoria Federal Savings and Loan Association Employee Stock Ownership Plan
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
                                                                 (b) / /
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3          SEC USE ONLY

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4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Federal Savings Association's employee benefit plan
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                            5       SOLE VOTING POWER
        NUMBER OF                   0(1)
          SHARES            ----------------------------------------------------
       BENEFICIALLY         6       SHARED VOTING POWER
         OWNED BY                   0(1)
           EACH             ----------------------------------------------------
        REPORTING           7       SOLE DISPOSITIVE POWER
          PERSON                    2,830,568(1)
           WITH             ----------------------------------------------------
                            8       SHARED DISPOSITIVE POWER
                                    1,440,628(1)
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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,271,196(1)
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10         CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See
           Instructions)

           Not Applicable
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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.61% of 49,643,554 shares of Common Stock outstanding as of December 31, 2000
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12         TYPE OF REPORTING PERSON (See Instructions)

           EP
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                                                            (footnote on page 4)

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                                                               Page 3 of 6 Pages

ITEM 1(A)

NAME OF ISSUER:  Astoria Financial Corporation (the "Company")

ITEM 1(B)

ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:    One Astoria Federal Plaza
                                                   Lake Success, New York
                                                   11042-1085

ITEM 2(A)

NAME OF PERSON FILING:         Astoria Federal Savings and Loan Association
                               Employee Stock Ownership Plan (the "Plan")

ITEM 2(B)

ADDRESS OF PRINCIPAL BUSINESS OFFICE:   c/o Astoria Federal Savings and
                                         Loan Association
                                        One Astoria Federal Plaza
                                        Lake Success, New York  11042-1085

ITEM 2(C)

CITIZENSHIP:  U.S.A.

ITEM 2(D)

TITLE OF CLASS OF SECURITIES:  Common Stock, par value $.01 per share
                               (the "Common Stock")

ITEM 2(E)

CUSIP NUMBER:          046265104

ITEM 3

The person filing is an:

(f) |X| employee benefit plan or pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or an endowment fund.








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                                                               Page 4 of 6 Pages

ITEM 4

OWNERSHIP

         The following information with respect to the Plan's ownership of Common Stock is provided as of December 31, 2000. None of the shares set forth below constitute shares the beneficial ownership of which the Plan had the right to acquire within 60 days following such date.

         (A)      AMOUNT BENEFICIALLY OWNED. . . . .                4,271,196

         (B)      PERCENT OF CLASS . . . . . . . . . . . .              8.61%

         (C)      NUMBER OF SHARES AS TO WHICH
                  SUCH PERSON HAS:

                  (I)      SOLE POWER TO VOTE OR TO
                           DIRECT THE VOTE . . . . . . . . .             0(1)

                  (II)     SHARED POWER TO VOTE OR TO
                           DIRECT THE VOTE. . . . . . . . .              0(1)

                  (III)    SOLE POWER TO DISPOSE OR TO
                           DIRECT DISPOSITION OF . . . . .       2,830,568(1)

                  (IV)     SHARED POWER TO DISPOSE OR TO
                           DIRECT DISPOSITION OF  . . . . .      1,440,628(1)

(1) The Plan is an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), with individual accounts for the accrued benefits of participating employees of the Company and its subsidiaries and their beneficiaries. The Plan is administered by a committee (the "ESOP Committee") and its assets are held in two separate trusts by two separate trustees, State Street Bank and Trust Company ("State Street Bank") and CG Trust Company ("CG Trust") (each such trustee, a "Plan Trustee"). The number of shares listed as beneficially owned by the Plan represents the entire number of shares of Common Stock held by both Plan Trustees pursuant to the Plan, as of December 31, 2000. As of such date, State Street Bank held 2,292,133 shares of Common Stock under the Plan, 1,105,586 shares of which had been allocated to participating employees and their beneficiaries, and 1,186,547 shares of which were unallocated. As of such date, CG Trust held 1,979,063 shares of Common Stock under the Plan, 335,042 shares of which had been allocated to participating employees and their beneficiaries, and 1,644,021 shares of which were unallocated.

         The authority of the ESOP Committee to control the voting or disposition of the Common Stock held under the Plan is governed by the provisions of the respective trust agreements pursuant

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                                                               Page 5 of 6 Pages


to which the Plan Trustees were appointed. With respect to shares of Common Stock held by State Street Bank, the ESOP Committee possesses (i) no voting power over any shares of Common Stock, (ii) sole dispositive power over the unallocated shares of Common Stock and (iii) shared dispositive power over the allocated shares of Common Stock. With respect to shares of Common Stock held by CG Trust, the ESOP Committee possesses (i) no voting power over any shares of Common Stock, (ii) sole dispositive power over the unallocated shares of Common Stock and (iii) shared dispositive power over the allocated shares of Common Stock. Participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts. Such allocated shares, therefore, are not included as shares over which the reporting person has sole or shared voting power. In general, unallocated shares and allocated shares not voted by Plan participants are required to be voted by the Plan Trustees, subject to their ERISA fiduciary duties, in the same proportion as allocated Common Stock that has been voted by Plan participants. In limited circumstances, ERISA may confer upon the Plan Trustees the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights.

ITEM 5

Not applicable.

ITEM 6

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Dividends on Common Stock allocated to the accounts of Plan participants, to the extent paid in the form of additional securities, are added to such participants' individual accounts. Dividends on Common Stock allocated to the accounts of Plan participants, to the extent paid in cash, are, at the direction of the Company, either (i) credited to the respective individual accounts, (ii) distributed immediately to the Plan participants, (iii) distributed to the Plan participants within 90 days of the close of the Plan Year (as defined in the Plan), or (iv) used to repay principal and interest on any outstanding indebtedness incurred by the reporting person to acquire Common Stock. In addition, under certain circumstances involving a Change in Control (as defined in the Plan) of the Company, unallocated shares of Common Stock held under the Plan or proceeds from the sale thereof remaining after the satisfaction of any debt shall be allocated to Plan participants in proportion to the allocated shares of Common Stock held under the Plan at the time of the Change in Control.

ITEM 7

Not applicable.

ITEM 8

Not applicable.



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                                                               Page 6 of 6 Pages


ITEM 9

Not applicable.

Item 10

CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 13, 2001
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                                     (Date)


                            ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION
                            EMPLOYEE STOCK OWNERSHIP PLAN

                            By: Astoria Federal Savings and Loan Association Employee Stock Ownership Plan Committee


                                   By:   /s/ Alan P. Eggleston
                                         ----------------------------------
                                         Alan P. Eggleston
                                         Member